September 20, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (636) 390-2556

Kevin Ryan
Chief Executive Officer and Chairman
Xtreme Companies, Inc.
300 Westlink Dr.
Washington, Missouri 36090


Re: 	Xtreme Companies, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
	Filed September 16, 2005
	File No. 333-127825
	Form 8-K Item 4.01
	Filed September 15, 2005
	File No. 0-30914


Dear Mr. Ryan:

      We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 2 to Registration Statement on Form SB-2
Dilution, page 9

1. It appears that you have a typo in the last sentence of the first paragraph of this section on page 9. We note your statement that the example you provide showing dilution to new investors is at an offering price of $.20 per share, but that you use the current market price of $.15 per share in performing the actual calculation. Please revise the first statement to reflect the current market price, which is used throughout your document.


Exhibits
Exhibit 5.1, Legality Opinion

2. The legality opinion must opine on the corporate laws of the state of incorporation. Please confirm to us supplementally that by General Corporation Law of the State of Nevada, counsel means all statutes, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations, and provisions of the Nevada Constitution that affect the interpretation of the General Corporation Law.

3. We note that counsel consents to filing the opinion as an exhibit to the registration statement. Please have counsel revise to also consent to being named in the prospectus.


Form 8-K Item 4.01

4. Please advise us about the following:
* We were unable to confirm that your independent accountant, Jaspers
+ Hall, PC. is currently licensed in Missouri.
* Tell us why you selected a Colorado accounting firm to perform your audit.
* Tell us if the audit was performed in Colorado or Missouri.
* Tell us how you have met those requirements to provide financial statements audited by an auditor who meets the requirements of Rule
2-01(a) of Regulation S-X.
* Tell us what consideration you have given to Missouri state laws governing audits of Missouri companies performed by accountants who are licensed by other states.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date











      Direct any questions regarding the Form 8-K to Patricia
Armelin, Staff Accountant, at (202) 551-3747. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard,
Senior
Staff Attorney, at (202) 551-3708 with any other questions.
Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Amy M. Trombly, Esq. (via facsimile 309/406-1426)
      Trombly Business Law
      1163 Walnut Street, Suite 7
      Newton, Massachusetts 02461
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Kevin Ryan
Xtreme Companies, Inc.
September 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE